APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Colorado Avocado LLC DBA Toastique
Balance Sheet - unaudited
For the period ended 11-30-21

	Current Period
	30-Nov-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Christin Deville, certify that:

1. The financial statements of Colorado Avocado LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Colorado Avocado LLC has not been included in this Form as Colorado Avocado LLC was formed on 04/28/2021 and has not filed a tax return to date.

Signature   *Chrisin Deville*

Name: Christin Deville

Title: Managing Member